UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42536

Webus International Limited

(Translation of registrant’s name into English)

25/F, UK Center, EFC, Yuhang District

Hangzhou, China 311121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On July 1, 2025, Webus International Ltd. (the “Company”) has entered into a securities purchase agreement (the “Agreement”) with Ripple Strategy Holdings. The Agreement establishes a senior equity line of credit of up to US$100,000,000, subject to terms and conditions of the Agreement. The foregoing summary of the Agreement is subject to, and qualified in its entirety by, such document.

On July 1, 2025, the Company issued a press release announcing this Agreement. Copies of the Agreement and the press release are filed as Exhibits 99.1 and 99.2 to this report, respectively.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webus International Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: July 1, 2025

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Securities Purchase Agreement
99.2	Press Release

4